Exhibit 99.3

LETTER TO BROKERS, DEALERS,
COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES

Offer To Exchange Warrants to Acquire Shares of Class A Common Stock
of
Ranpak Holdings Corp.
for
Shares of Class A Common Stock
of
Ranpak Holdings Corp.
and
Consent Solicitation

THE OFFER AND CONSENT SOLICITATION (AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN DAYLIGHT TIME, ON SEPTEMBER 2, 2020, OR SUCH LATER TIME AND DATE TO WHICH WE MAY EXTEND THE OFFER. PUBLIC WARRANTS (AS DEFINED BELOW), THE FORWARD PURCHASE WARRANTS (AS DEFINED BELOW) AND THE PRIVATE PLACEMENT WARRANTS (AS DEFINED BELOW) (COLLECTIVELY, THE “WARRANTS”) TENDERED PURSUANT TO THE OFFER AND CONSENT SOLICITATION MAY BE WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW). CONSENTS MAY BE REVOKED ONLY BY WITHDRAWING THE TENDER OF THE RELATED WARRANTS AND THE WITHDRAWAL OF ANY WARRANTS WILL AUTOMATICALLY CONSTITUTE A REVOCATION OF THE RELATED CONSENTS.

August 6, 2020

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Enclosed are the Prospectus/Offer to Exchange dated August 6, 2020 (the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal and Consent (the “Letter of Transmittal and Consent”), which together set forth the offer of Ranpak Holdings Corp., Delaware corporation (the “Company”), to each holder of the Company’s warrants to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A common stock”), to receive 0.22 shares of Class A common stock in exchange for each warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made solely upon the terms and conditions in the Prospectus/Offer to Exchange and in the Letter of Transmittal and Consent. The Offer will be open until 11:59 p.m., Eastern Daylight Time, on September 2, 2020, or such later time and date to which the Company may extend the Offer. The period during which the Offer is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period.” The date and time at which the Offer Period ends is referred to as the “Expiration Date.”

The Offer is being made to all holders of the Company’s warrants. The warrants (i) sold as part of the units in the Company’s initial public offering of the Company’s securities on January 22, 2018 (the “IPO”) (whether they were purchased in the IPO or thereafter in the open market) or (ii) initially issued to the anchor investors and the BSOF entities in connection with the IPO that have been transferred to any person other than permitted transferees are referred to herein as the “public warrants.” The 5,000,000 warrants to purchase Class A common stock or Class C common stock, as applicable, issued to the equity financing sources pursuant to the equity financing agreements and the reallocation agreement, unless the context otherwise requires (the “forward purchase warrants”), were issued pursuant to certain forward purchase agreements and warrants issued to the anchor investors and the BSOF entities in a private placement in connection with the closing of the IPO that have not become public warrants under the Warrant Agreement as a result of being transferred to any person other than permitted transferees (the “private placement warrants”), were issued pursuant to certain subscription agreements, each in connection with the closing of the business combination. Each warrant entitles the holder to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustment. The public warrants are quoted on the NYSE under the symbol “PACK WS.” As of July 31, 2020, 20,108,741 warrants were outstanding. Pursuant to the Offer, the Company is offering up to an aggregate of 4,423,923 shares of Class A common stock in exchange for the warrants.

Each holder whose warrants are exchanged pursuant to the Offer will receive 0.22 shares of Class A common stock for each warrant tendered by such holder and exchanged. Any warrant holder that participates in the Offer may tender less than all of its warrants for exchange.

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the public warrants and the forward purchase warrants (together, the “consent warrants”) to amend the (the “Warrant Amendment”) Warrant Agreement, dated as of January 17, 2018, by and between the Company and Continental Stock Transfer & Trust Company, which governs all of the warrants, to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.198 shares of Class A common stock, which is a ratio 10% less than the exchange ratio applicable to the Offer.

No fractional shares will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of Class A common stock on the New York Stock Exchange (the “NYSE”) on the last trading day of the Offer Period. The Company’s obligation to complete the offer is not conditioned on the receipt of a minimum number of tendered warrants.

Pursuant to the terms of the Warrant Agreement, the adoption of the Warrant Amendment will require the consent of holders of at least 65% of the outstanding public warrants and 65% of the outstanding forward purchase warrants. Parties representing 48.6% of the outstanding public warrants and 98.3% of the outstanding forward purchase warrants have agreed to tender their warrants in the Offer and to consent to the Warrant Amendment in the Consent Solicitation, pursuant to separate tender and support agreements (each, a “Tender and Support Agreement” and together, the “Tender and Support Agreements”). Accordingly, if holders of an additional approximately 16.4% of the outstanding public warrants consent to the Warrant Amendment in the Consent Solicitation, and the other conditions described herein are satisfied or waived, then the Warrant Amendment will be adopted.

Holders of consent warrants may not consent to the Warrant Amendment without tendering consent warrants in the Offer and holders may not tender such warrants without consenting to the Warrant Amendment. The consent to the Warrant Amendment is a part of the letter of transmittal and consent relating to the warrants, and therefore by tendering consent warrants for exchange holders will be delivering to us consent. Holders may revoke consent at any time prior to the Expiration Date (as defined below) by withdrawing the consent warrants holders have tendered in the Offer.

If at least 65% of the holders of the outstanding consent warrants do not provide consent to the Warrant Amendment, warrants not exchanged for shares of Class A common stock pursuant to the Offer will remain outstanding subject to their current terms, including any such terms permitting the Company to redeem such warrants prior to their expiration. The Company reserves the right to redeem any of the warrants, as applicable, pursuant to their current terms at any time, including prior to the completion of the Offer.

THE OFFER AND CONSENT SOLICITATION IS NOT MADE TO THOSE HOLDERS WHO RESIDE IN STATES OR OTHER JURISDICTIONS WHERE AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Enclosed with this letter are copies of the following documents:

1.      The Prospectus/Offer to Exchange;

2.      The Letter of Transmittal and Consent, for your use in accepting the Offer, providing your consent to the Warrant Amendment and tendering warrants for exchange and for the information of your clients for whose accounts you hold warrants registered in your name or in the name of your nominee. Manually signed copies of the Letter of Transmittal and Consent may be used to tender warrants and provide consent;

3.      The Notice of Guaranteed Delivery to be used to accept the Offer in the event (i) the procedure for book-entry transfer cannot be completed on a timely basis or (ii) time will not permit all required documents to reach Continental Stock Transfer & Trust Company (the “Exchange Agent”) prior to the Expiration Date;

4.      A form of letter which may be sent by you to your clients for whose accounts you hold warrants registered in your name or in the name of your nominee, including an Instructions Form provided for obtaining each such client’s instructions with regard to the Offer; and

5.      A return envelope addressed to Continental Stock Transfer & Trust Company.

Certain conditions to the Offer are described in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — General Terms — Conditions to the Offer and Consent Solicitation.”

We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 11:59 p.m., Eastern Daylight Time, on September 2, 2020, or such later time and date to which the Company may extend the Offer.

The Company will not pay any fees or commissions to any broker, dealer or other person (other than the Exchange Agent, the information agent, dealer manager and certain other persons, as described in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Fees and Expenses”) for soliciting tenders of warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding copies of the enclosed materials to your clients for whose accounts you hold warrants.

Any questions you have regarding the Offer should be directed to, and additional copies of the enclosed materials may be obtained from, the information agent in the Offer:

The Information Agent for the Offer and Consent Solicitation is:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Individuals, please call toll-free: (800) 662-5200

Banks and brokerage, please call: (203) 658-9400

Email: PACK.info@morrowsodali.com

Very truly yours,

Ranpak Holdings Corp.

Nothing contained in this letter or in the enclosed documents shall constitute you or any other person the agent of the Company, the Exchange Agent, the dealer manager, the information agent or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them in connection with the Offer and Consent Solicitation other than the enclosed documents and the statements contained therein.

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